July 11, 2012

Via EDGAR

Attention: Mr. Brian Cascio, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harbinger Group Inc. Form 10-K for the fiscal year ended September 30, 2011 Filed December 14, 2011 File No. 001-04219

Dear Mr. Cascio:

On behalf of Harbinger Group Inc. (the “Company”), we are writing in response to the comments contained in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) addressed to Mr. Thomas A. Williams, Executive Vice President and Chief Financial Officer of the Company, dated June 29, 2012 (the “Comment Letter”), regarding the above referenced filing. The Staff’s comments and related responses from the Company are set forth below and are keyed to the sequential numbering of the comments used in the Comment Letter.

In responding to the Staff’s comments, we acknowledge that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff’s Comment:

General:

1.	Please tell us where you have provided each of the schedules in Article 7-05 of Regulation S-X or explain why they are not required.

Response to Comment 1:

The Company included the information that is required to be reported on the supplementary schedules specified in Article 7-05 of Regulation S-X within the Consolidated Financial Statements, Notes to Consolidated Financial Statements (“Footnotes”) or Schedule I of its Form 10-K.  Please see below a detailed listing of where each item is located (or if omitted why it is not applicable) in the Company’s Fiscal 2011 Form 10-K (all references to dollars in thousands):

Schedule I – Summary of Investments – Other Than Investments in Related Parties

The information for this schedule can be found in Footnote 5, Investments. Specifically, the last table at the bottom of page F-24 provides the amortized cost and fair value (which is also carrying value) of the investments of our insurance subsidiary, Fidelity & Guaranty Life Holdings, Inc. (“FGL”) at September 30, 2011.

Schedule II – Condensed Financial Information of Registrant

The registrant-only condensed financial statements appear on pages F-90 through F-92 (designated as Schedule I under Article 5-04).

Schedule III – Supplementary Insurance Information

The information for this schedule is disclosed as follows:

—	Column A – Segment: The Company’s insurance operations are conducted in a single segment through FGL, as disclosed under the caption “Segment Reporting” in Footnote 2 on page F-11.

—	Column B – Deferred policy acquisition cost: As of September 30, 2011, this amount was $38,107, as disclosed in Footnote 10, Goodwill and Intangibles, in the first table at the top of page F-44.

—
Column C – Future policy benefits, losses, claims and loss expenses:  As of September 30, 2011, this amount was $3,598,208, as disclosed in the consolidated balance sheet on page F-4 under the line item “Future policy benefits.”

—	Column D – Unearned premiums: Not applicable for FGL’s life insurance business.

—
Column E – Other policy claims and benefits payable:  As of September 30, 2011, this amount was $56,650, as disclosed in the consolidated balance sheet on page F-4 under the line item “Liability for policy and contract claims.”

—	Column F – Premium revenue: For the fiscal year ended September 30, 2011, this amount was $39,002, as disclosed in the consolidated statement of operations on page F-5 under the line item “Premiums.”

—
Column G – Net investment income:  For the fiscal year ended September 30, 2011, this amount was $369,840 as disclosed in the consolidated statement of operations on page F-5 under the line item “Net investment income.”

—
Column H – Benefits, claims, losses and settlement expenses:  For the fiscal year ended September 30, 2011, this amount was $247,632, as disclosed in the consolidated statement of operations on page F-5 under the line item “Benefits and other changes in policy reserves.”

—
Column I – Amortization of deferred acquisition costs:  For the fiscal year ended September 30, 2011, this amount was $899 (other amortization of $996, net of unlocking of $97), as disclosed in Footnote 10, Goodwill and Intangibles, in the first table at the top of page F-44.

—
Column J – Other operating expenses:  For the fiscal year ended September 30, 2011, this amount was $72,390, as disclosed in the consolidated statement of operations on page F-5 under the line item “Acquisition and operating expenses, net of deferrals.”

—	Column K – Premiums written: Not required for FGL’s life insurance business.

Schedule IV – Reinsurance

The information required by this schedule can be found in Footnote 20, Reinsurance, in the table on page F-71.

Schedule V – Valuation and Qualifying Accounts

As of September 30, 2011, the only insurance-related valuation and qualifying account requiring disclosure was FGL’s deferred tax valuation allowance of $375,306, as disclosed in Footnote 17, Income Taxes, under the caption “FGL” on page F-63.  In that section, we also disclose that the Company reversed $30,064 of the initial valuation allowance recorded upon the April 6, 2011 acquisition of FGL ($405,370 as disclosed in the deferred tax table on page F-74 of Footnote 22, Acquisitions) to arrive at such ending balance at September 30, 2011.

Schedule VI – Supplemental Information Concerning Property-Casualty Insurance Operations

This schedule is not applicable because FGL does not sell property-casualty insurance.

Harbinger F&G, LLC and Subsidiaries Consolidated Financial Statements, page S-64 and HGI Funding LLC Financial Statements, page S-105

Independent Auditors’ Report, pages S-65 and S-106

2.
Please amend your filing to include the proper reports from your independent registered public accounting firm that indicate that the firm conducted its audits in accordance with the “standards of the Public Company Accounting Oversight Board (United States).”  The reference in the current reports to the auditing standards of the Public Company Accounting Oversight Board (United States) is not consistent with the requirements of paragraph 3 of PCAOB Auditing Standard No. 1.

Response to Comment 2:

In accordance with the SEC Financial Reporting Manual 4110.05, KPMG LLP was not required to refer to the standards of the Public Company Accounting Oversight Board (United

States) for the audit of the Harbinger F&G, LLC and Subsidiaries Consolidated Financial Statements or HGI Funding LLC Financial Statements because these financial statements relate to a non-issuer entity whose financial statements are filed to satisfy Article 3-16 of Regulation S-X.  Accordingly, KPMG LLP’s reports for these financial statements refer to the auditing standards generally accepted in the United States of America.

*    *    *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 906-8555.

Sincerely,

/s/ Thomas A. Williams

Thomas A. Williams
Executive Vice President &
Chief Financial Officer

cc:	Ehsan Zargar, Vice President, Counsel & Corporate Secretary Harbinger Group Inc.

Raphael M. Russo, Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Martin James, Senior Assistant Chief Accountant
United States Securities and Exchange Commission

Julie Sherman, Staff Accountant
United States Securities and Exchange Commission